EXHIBIT 3


                                   Barry Diller
                              1940 Coldwater Canyon
                             Beverly Hills, CA  90210

                                November 16, 1995



         Liberty Media Corporation
         8101 E. Prentice Ave., Ste. 500
         Englewood, CO  80111
         Attn:  President

         Dear Sir:

                   Reference is made to the definitive term sheet, attached to your letter to me, dated August 24, 1995, as amended by your letter to me of even date herewith, pursuant to which you ("Liberty") and I ("Diller") have entered into certain agreements with respect to the equity securities of Silver King Communications, Inc. (the "Company"), all as described therein (the "Term Sheet"). This letter further amends the Term Sheet.

                   I agree that at such time as Liberty is permitted to convert its non-voting equity interest in the Silver Company (as defined in the Term Sheet) into a voting equity interest, I will, and will use my reasonable best efforts to cause Silver Company to, make all necessary filings (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder) and to otherwise obtain all required governmental and regulatory consents and approvals in connection with such conversion, in each such case as promptly as practicable.


                                  Very truly yours,


                                  /s/ Barry Diller
                                  Barry Diller


         Acknowledged and agreed to as
         of the date first written above:


         LIBERTY MEDIA CORPORATION


         By: /s/ David Koff
             Name:  David Koff
             Title:  Vice President